FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 22, 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 22, 2015 – Arm Holdings PLC Reports Results for the Second Quarter and Half Year Ended 30 June 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2015

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

ARM HOLDINGS PLC REPORTS RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2015

A presentation of the results will be webcast today at 09:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 22 July 2015 — ARM Holdings plc [(LSE: ARM); (NASDAQ: ARMH)] announces its unaudited financial results for the second quarter and half year ended 30 June 2015

Q2 2015 – Financial Summary	Normalised*			IFRS
	Q2 2015	Q2 2014	% Change	Q2 2015	Q2 2014	% Change
Revenue ($m)	357.1	309.6	15%	357.1	309.6	15%
Revenue (£m)	228.5	187.1	22%	228.5	187.1	22%
Operating expenses (£m)	99.3	87.7	13%	127.3	113.4	12%
Operating margin	52.9%	48.9%		40.4%	34.9%
Profit before tax (£m)	123.9	94.2	32%	94.7	68.0	39%
Earnings per share (pence)	7.28	5.43	34%	5.42	3.91	39%
Net cash generation (£m) **	93.3	86.7
Effective revenue fx rate ($/£)	1.56	1.65
H1 2015 – Financial Summary	Normalised*			IFRS
	H1 2015	H1 2014	% Change	H1 2015	H1 2014	% Change
Revenue ($m)	705.2	614.8	15%	705.2	614.8	15%
Revenue (£m)	456.0	373.7	22%	456.0	373.7	22%
Operating expenses (£m)	199.3	171.9	16%	242.7	215.0	13%
Operating margin	52.3%	49.7%		42.5%	37.9%
Profit before tax (£m)	244.4	191.3	28%	198.1	146.0	36%
Earnings per share (pence)	14.40	11.02	31%	11.40	8.30	37%
Net cash generation (£m) **	161.8	126.7
Effective revenue fx rate ($/£)	1.55	1.64

*	Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, Linaro-related charges, share of results of joint venture, intangible amortisation, and profit/(loss) on disposal of investments net of impairment. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 11.8 to 11.11.
**	Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits and similar instruments, adding back dividend payments and share buy-backs, investment and acquisition consideration, other acquisition-related payments, restructuring payments, share-based payroll taxes, investment in and loans to joint venture, payments to Linaro, and deducting inflows from share option exercises – see notes 11.3 to 11.7.

Q2 2015 Financial Summary

•	Group revenues in US$ up 15% year-on-year (£ revenues up 22% year-on-year)

•	Processor licensing revenue in US$ up 3% year-on-year

•	Processor royalty revenue in US$ up 31% year-on-year

•	Normalised profit before tax and earnings per share up 32% and 34% year-on-year respectively

•	Interim dividend increased by 25%

Progress on key growth drivers in Q2

•	Growth in adoption of ARM® processor technology

o	Record 54 processor licences signed for a broad range of applications, from biometric sensors for mobile payments to automotive engine control

•	Maintained momentum in licensing of advanced technology, underpinning future royalty revenue growth

o	1 new subscription licence signed with a major Chinese OEM

o	7 ARMv8-A processor licences signed, including three lead licences for next-generation processors

o	9 Mali™ multimedia processor licences signed, including three licences for future technology

o	5 POP IP licences signed, including one for a future processor optimised for a FinFET process

•	Growth in shipments of chips based on ARM technology

o	3.4 billion ARM-based chips shipped, up 26% year-on-year

o	Strong year-on-year growth for chips going into mobile devices, enterprise infrastructure and embedded applications such as microcontrollers, smart sensors and secure smartcards.

1 of 25

Outlook

ARM enters the second half of 2015 with a robust pipeline of opportunities for licensing. Available industry data for the second quarter, being the shipment period for ARM’s Q3 royalties, points to a small sequential increase in industry revenues. Royalty revenue can grow faster than the overall industry due to increasing royalty per chip in mobile devices, and share gains beyond mobile. Assuming macroeconomic uncertainty does not further impact consumer spending we expect overall Group dollar revenues for full year 2015 to be in-line with current market expectations.

Simon Segars, Chief Executive Officer, said:

“Q2 2015 has been a strong quarter for ARM with a highly diverse range of leading companies choosing to license ARM’s latest processors and physical IP for their future product developments. ARM has been investing in advanced technology products for mobile devices, automotive applications and enterprise infrastructure, and in Q2 ARM signed licences for many of these new products. This licensing activity will help to grow the royalty revenue opportunity for years to come.

As the addressable market for ARM technology grows, we continue to invest in the development of innovative products to support long-term returns for shareholders.”

Q2 2015 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q2 2015	Q2 2014	% Change	Q2 2015	Q2 2014	% Change
Technology Licensing
Processors	129.5	125.8	3%	82.2	77.0	7%
Physical IP	21.5	20.3	6%	13.6	12.6	8%
Total Technology Licensing	151.0	146.1	3%	95.8	89.6	7%
Technology Royalty
Processors	158.9	121.2	31%	102.5	71.8	43%
Physical IP	17.0	14.3	18%	11.0	8.5	29%
Total Technology Royalty	175.9	135.5	30%	113.5	80.3	41%
Software and Tools	13.7	13.2	4%	8.8	8.0	11%
Services	16.5	14.8	11%	10.4	9.2	13%
Total Revenue	357.1	309.6	15%	228.5	187.1	22%

H1 2015 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	H1 2015	H1 2014	% Change	H1 2015	H1 2014	% Change
Technology Licensing
Processors	238.8	237.3	1%	153.2	146.6	5%
Physical IP	45.5	38.7	18%	29.2	23.9	22%
Total Technology Licensing	284.3	276.0	3%	182.4	170.5	7%
Technology Royalty
Processors†	326.4	249.3	31%	212.6	148.7	43%
Physical IP	34.1	30.7	11%	22.4	18.4	22%
Total Technology Royalty	360.5	280.0	29%	235.0	167.1	41%
Software and Tools	28.4	29.3	-3%	18.4	17.7	4%
Services	32.0	29.5	8%	20.2	18.4	9%
Total Revenue	705.2	614.8	15%	456.0	373.7	22%

***	Dollar revenues are based on the Group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in dollars.
†	Includes a deduction, recognised in Q1 2014, of $5 million for prior years’ royalties over-reported to ARM by a customer.

Contacts:

Sarah West/Ben Fry	Ian Thornton/Phil Sparks
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

2 of 25

Board Appointments

On 8 January 2015, ARM announced the appointment of Chris Kennedy as Director and CFO. Chris will join ARM on
1 September 2015.

Financial review

(IFRS unless otherwise stated)

Total revenues

Total dollar revenues in Q2 2015 were $357.1 million, up 15% versus Q2 2014. Q2 sterling revenues of £228.5 million were up 22% year-on-year.

Half-year dollar revenues in 2015 amounted to $705.2 million, up 15% on H1 2014.

Licence revenue

Total dollar licence revenues in Q2 2015 increased by 3% year-on-year to $151.0 million, representing 42% of Group revenues. Licence revenues comprised $129.5 million from processor licences and $21.5 million from physical IP licences. Following multiple periods of accelerated licence revenue growth (29% compound annual growth in the five years 2010-2014), in-line with previous guidance, we continue to expect licence revenue growth of 5-10% per annum in the medium term.

Group order backlog at the end of Q2 2015 was up 2% sequentially. Based on the medium-term outlook for licence revenue growth, we expect quarterly sequential movements of backlog to be lumpy.

Royalty revenues

Total dollar royalty revenues in Q2 2015 were up 30% on Q2 2014 at $175.9 million, representing 49% of Group revenues. Relevant industry revenues were up 4% over the corresponding shipment period (i.e. calendar Q1 2015 compared to calendar Q1 2014).

Royalty revenues comprised $158.9 million from processors and $17.0 million from physical IP. Processor dollar royalty revenues were up 31% year-on-year reflecting the expected acceleration in growth following a period of inventory management by consumer electronics OEMs in 2014. Physical IP royalty revenue increased 18% year-on-year.

Other revenues

Sales of software and tools in Q2 2015 were $13.7 million, an increase of 4% year-on-year. Service revenues were $16.5 million in Q2 2015, up 11% year-on-year. Together revenues from software and tools and services represented 9% of Group revenues.

Gross margins

Normalised gross margins in Q2 2015 were 96.3% compared to 95.6% in Q1 2014 and 95.8% in Q2 2014.

Operating expenses and operating margin

Normalised income statements for Q2 2015, H1 2015, Q2 2014 and H1 2014 are included in notes 11.8 to 11.11 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release. Non-GAAP measures have been presented as we believe that they allow a clearer comparison of operating results.

Normalised operating expenses were £99.3 million in Q2 2015 compared to £100.0 million in Q1 2015 and £87.7 million in Q2 2014. Normalised operating expenses in Q2 2015 included a credit of £4.5 million relating to the revaluation of monetary items due to changes in foreign exchange rates, and the impact of a weaker dollar on the accounting for derivative instruments. Normalised operating expenses in Q3 2015 (assuming effective exchange rates similar to current levels) are expected to be in the range £106-108 million as we continue to invest in our research and development teams and in our business infrastructure. As with previous years, the sequential increase in normalised operating expenses tends to be higher in Q3 as that is the quarter when the majority of our graduate intake joins the Group.

Normalised operating margin was 52.9% in Q2 2015, compared to 51.7% in Q1 2015 and 48.9% in Q2 2014.

3 of 25

Normalised research and development expenses were £51.1 million in Q2 2015, representing 22% of revenues, compared to £47.8 million in Q1 2015 and £39.7 million in Q2 2014. Normalised sales and marketing expenses were £21.1 million in Q2 2015, being 9% of revenues, compared to £21.6 million in Q1 2015 and £19.8 million in Q2 2014. Normalised general and administrative expenses were £27.1 million in Q2 2014, representing 12% of revenues, compared to £30.6 million in Q1 2015 and £28.2 million in Q2 2014.

Total IFRS operating expenses in Q2 2015 were £127.3 million (Q2 2014: £113.4 million) including share-based payment costs and related payroll taxes of £17.4 million (Q2 2014: £14.3 million), and amortisation of intangible assets, other acquisition-related charges, impairment of investments and Linaro-related charges of £10.6 million (Q2 2014: £3.0 million). Additionally in Q2 2014 there was a restructuring charge of £8.4 million that did not reoccur in Q2 2015.

Total share-based payment costs and related payroll tax charges of £17.9 million in Q2 2015 were included within cost of revenues (£0.5 million), research and development (£11.8 million), sales and marketing (£3.0 million) and general and administrative (£2.6 million).

Earnings and taxation

Normalised profit before tax in Q2 2015 was £123.9 million compared to £94.2 million in Q2 2014. After including acquisition-related and share-based payment costs, intangible amortisation, restructuring charges, Linaro-related charges and share of results of joint ventures, IFRS profit before tax was £94.7 million in Q2 2015 compared to £68.0 million in Q2 2014.

The Group's effective normalised tax rate was 16.4% in Q2 2015 (IFRS: 18.6%). ARM’s full-year normalised effective tax rate in 2015 is expected to be about 16%.

In Q2 2015, normalised fully diluted earnings per share were 7.28 pence (34.36 cents per ADS[1]) compared to 5.43 pence (27.83 cents per ADS) in Q2 2014. IFRS fully diluted earnings per share in Q2 2015 were 5.42 pence (25.56 cents per ADS) compared to earnings per share of 3.91 pence (20.06 cents per ADS) in Q2 2014.

Balance sheet

Intangible assets at 30 June 2015 were £650.2 million, comprising goodwill of £569.3 million and other intangible assets of £80.9 million, compared to £567.0 million and £77.2 million respectively at 31 December 2014.

Total accounts receivable were £142.7 million at 30 June 2015, compared to £138.6 million at 31 December 2014.

Cash flow and interim dividend

Net cash generation in Q2 2015 was £93.3 million. Net cash at 30 June 2015 was £903.8 million compared to £861.7 million at 31 December 2014.

In respect of the year to 31 December 2015, the directors are declaring an interim dividend of 3.15 pence per share, an increase of 25% over the 2014 interim dividend of 2.52 pence per share. This interim dividend will be paid, out of the UK GAAP distributable reserves of ARM Holdings plc, on 5 October 2015 to shareholders on the register on 4 September 2015.

Since February 2014, ARM has undertaken a limited share buyback programme with the objective of maintaining a flat share count over time. In this context, the Group bought back 4.0 million shares in Q2 2015 at a total cost of £45 million.

[1] Each American Depositary Share (ADS) represents three shares.

4 of 25

Technology Licensing

Processor licensing

Fifty-four processor licences were signed in Q2 2015. This is a record number for licences signed in a quarter, and reflects the strong demand for ARM’s latest technology across a diverse range of end markets and customers.

During Q2 ARM signed a subscription licence with a major Chinese OEM. A subscription licence gives the customer access to multiple ARM processors helping them to deploy ARM technology across their product lines.

Fifteen of the licences signed were for ARM’s Cortex-A series processors. As well as mobile devices and enterprise infrastructure, Cortex-A processors are increasingly being deployed as embedded computers into Internet of Things (IOT) applications. In Q2 this included adding the intelligence into industrial controls systems and image sensors going into medical equipment. Seven of these Cortex-A series processors were ARMv8-A including three licences for the next generation “Artemis” processor.

ARM also signed nine licences for its Mali multimedia processors, mainly for use in mobile and consumer electronics. Four of these licences were for Mali graphics processors, including two for next generation products, and five licences were for Mali display and video technologies, including one for a next generation video processor.

Eight licences were signed for Cortex-R class processors. These included an additional licence for “Kite”, the first
ARMv8-R class processor, which is designed for advanced real-time embedded systems such as safety-related automotive applications.

Twenty of the licences signed in Q2 were for Cortex-M class processors for use in technologies required for the Internet of Things; microcontrollers, biometric sensors and low-power wireless communication chips. This included two licenses for “Grebe” the next generation of processor design for energy-efficient and secure embedded applications.

Over recent years, ARM has seen increasing interest from OEMs wanting to take more control over the chips going into their products, including licensing ARM technology. In Q2, five major OEMs licensed ARM technology for their future products.

Q2 2015 and Cumulative Processor Licensing Analysis

	Existing Licensees	New Licensees	Quarter Total	Cumulative Total†
Classic ARM*		1	1	527
Cortex-A	13	2	15	223
Cortex-R	5	3	8	59
Cortex-M	14	6	20	318
Mali	9		9	118
Architecture				18
Subscription**	1		1	17
Total	42	12	54	1,280

* Includes ARM7, ARM9, ARM10 and ARM11

** Includes CPU and Mali subscription licences

† Includes all extant licences that are expected to generate royalties

Physical IP licensing

During the quarter ARM saw continuing demand for physical IP optimised for use with processors (POP IP). POP IP enables a licensee to more readily achieve high-performance, low-power processor implementations through specially optimised physical IP technology. For every chip implemented using POP IP, ARM receives a royalty both for the processor in the chip and for the physical IP. This quarter ARM signed five further licences, including a licence for POP IP that will optimise ARM’s next generation “Artemis” processor on a FinFET manufacturing process.

5 of 25

Technology Design Wins and Ecosystem Development

Many leading technology companies have announced details of their ARM processor-based product developments in recent months. These included:

•	Barcelona Supercomputing Center announcing that its “inexpensive” ARM-based High Performance Computers are now fully-operational and made available to scientific community across Europe

•	PayPal releasing information demonstrating the benefits of using ARM based servers with a 50% reduction in capex, an 85% reduction in running costs and a 10-fold increase in server density compared to traditional data center equipment

•	At Computex, Cavium announcing server platforms from ASUS, Gigabyte and Wiwynn using Cavium’s ARM-based server Thunder-X chip

•	The BBC revealing the Micro Bit, a pocket sized computer, based on the ARM Cortex-M0, that will be incorporated into school lessons for one million year 7 students across the UK

•	Renesas introducing the Synergy family of ARM-based microcontrollers which are designed to make it easier to create Internet of Things devices

•	In addition, Renesas introducing new ASSPs targeting industrial IOT where there is a trend toward increased connectivity, autonomous and interactive machines, and flexible manufacturing to improve operation and reduce costs.

Many more partner announcements can be found on the ARM website at www.arm.com/news.

Technology Royalties

Q2 royalty revenue was generated from the shipment of 3.4 billion ARM processor-based chips, up 26% year-on-year.

Growth in the number of ARM-based chips shipped into embedded applications continued, up 60% year-on-year, with particularly strong growth in ARM-based microcontrollers and smartcards. In addition the number of chips going into networking equipment increased by 30%, mainly driven by shipments of ARM technology into base-station and office-networking equipment.

Q2 2015 Processor Unit Shipment Analysis

Processor Series	Unit Shipments	Market	Unit Shipments
Classic*	36%	Mobile and connectivity	40%
Cortex-A	17%	Home	5%
Cortex-R	7%	Enterprise	12%
Cortex-M	40%	Embedded	43%

* Includes ARM7, ARM9, ARM10 and ARM11

Increasing the royalty revenue opportunity per chip

During the quarter, ten companies reported that they had shipped a total of 150m ARMv8-A based chips, which will be deployed into smartphones, tablets, other consumer electronic devices, enterprise networking and servers.

Q2 shipments of chips containing an ARM Mali graphics processor were consistent with our full-year expectations of 600m to 700m units. Most Mali graphics processors are found in chips containing an ARM Cortex-A class processor.

ARM’s physical IP dollar royalty revenue in Q2 2015 was up 18% year-on-year. This included increasing physical IP royalty revenue generated from wafers manufactured at a leading edge FinFET node.

People

At 30 June 2015, ARM had 3,524 full-time employees, a net increase of 230 since the start of the year, being mainly engineers joining ARM’s processor R&D teams. At the end of Q2 the Group had 1,466 employees based in the UK, 776 in the US, 506 in Continental Europe, 489 in India and 287 in the Asia Pacific region.

6 of 25

Principal risks and uncertainties

The principal risks and uncertainties faced by the Group in 2015 are included within the “Risks and risk management” section of the 2014 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2014 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov. There have been no changes to these risks that are expected to materially impact the Group. These risks include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; we depend largely on a small number of customers and products; failure by ARM to achieve the performance under a licence or failure of a customer to make an obligated milestone payment could materially impact our revenues; we operate in an intensely competitive industry and our customers may choose to use their own or competing technology; ARM has grown its operations significantly over recent years and ARM’s business could be adversely impacted if these changes are not managed successfully; ARM's technology is used in a wide range of electronic products, any bug or fault in our technology could lead to significant damage to our brand and reputation; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; and an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results.

7 of 25

ARM Holdings plc

Consolidated balance sheet - IFRS

	30 June	31 December
	2015	2014
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	53.4	54.1
Short-term deposits and similar instruments	672.5	620.8
Embedded derivatives	—	2.6
Fair value of currency exchange contracts	4.1	—
Accounts receivable	142.7	138.6
Prepaid expenses and other assets	47.7	43.2
Current tax assets	11.0	8.9
Inventories: finished goods	1.9	2.7
Total current assets	933.3	870.9

Non-current assets:
Long-term deposits and similar instruments	184.7	191.4
Loans and receivables	4.9	3.0
Available-for-sale financial assets (see note 3)	13.0	23.7
Investment in joint venture (see note 8)	2.2	3.0
Prepaid expenses and other assets	1.9	1.7
Property, plant and equipment	50.4	43.4
Goodwill	569.3	567.0
Other intangible assets	80.9	77.2
Deferred tax assets	48.0	55.9
Total non-current assets	955.3	966.3
Total assets	1,888.6	1,837.2

Liabilities
Current liabilities:
Accounts payable	10.5	11.7
Embedded derivatives	0.7	—
Fair value of currency exchange contracts	—	4.8
Accrued and other liabilities (see note 7)	80.5	80.6
Finance lease liabilities	4.5	3.9
Current tax liabilities	19.4	31.9
Deferred revenue	114.8	127.4
Total current liabilities	230.4	260.3

Non-current liabilities:
Finance lease liabilities	5.6	2.6
Deferred tax liabilities	0.4	0.4
Deferred revenue	44.4	45.6
Total non-current liabilities	50.4	48.6
Total liabilities	280.8	308.9

Net assets	1,607.8	1,528.3

Capital and reserves attributable to owners of the Company
Share capital	0.7	0.7
Share premium account	24.9	24.9
Capital reserve	354.3	354.3
Share option reserve	61.4	61.4
Retained earnings	1,085.2	991.8
Revaluation reserve	—	4.3
Cumulative translation adjustment	81.3	90.9
Total equity	1,607.8	1,528.3

8 of 25

ARM Holdings plc

Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	30 June 2015	30 June 2014	30 June 2015	30 June 2014
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Revenues	228.5	187.1	456.0	373.7

Cost of revenues	(8.9)	(8.4)	(19.5)	(17.1)

Gross profit	219.6	178.7	436.5	356.6

Research and development	(65.5)	(52.0)	(128.0)	(104.1)
Sales and marketing	(24.1)	(22.3)	(49.0)	(45.4)
General and administrative	(37.7)	(39.1)	(65.7)	(65.5)

Total operating expenses	(127.3)	(113.4)	(242.7)	(215.0)

Profit from operations	92.3	65.3	193.8	141.6

Investment income, net	3.1	2.7	6.1	5.7
Share of results in joint venture	(0.7)	—	(1.8)	(1.3)

Profit before tax	94.7	68.0	198.1	146.0
Tax	(17.6)	(12.5)	(36.0)	(28.3)

Profit for the period	77.1	55.5	162.1	117.7

Earnings per share
Basic and diluted earnings	77.1	55.5	162.1	117.7

Number of shares (millions)
Basic weighted average number of shares	1,410.8	1,408.6	1,409.4	1,406.9
Effect of dilutive securities: Share options and awards	11.3	9.6	12.6	11.2
Diluted weighted average number of shares	1,422.1	1,418.2	1,422.0	1,418.1

Basic EPS (pence)	5.5	3.9	11.5	8.4
Diluted EPS (pence)	5.4	3.9	11.4	8.3

Diluted earnings per ADS (cents)	25.6	20.1	53.8	42.6

All activities relate to continuing operations.

All of the profit for the period is attributable to the equity shareholders of the parent.

9 of 25

ARM Holdings plc

Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	30 June 2015	30 June 2014	30 June 2015	30 June 2014
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Profit for the period	77.1	55.5	162.1	117.7
Other comprehensive loss:
Currency translation adjustment*	(39.2)	(15.5)	(9.6)	(19.0)
Unrealised holding gain on available-for-sale financial assets reclassified to income statement (net of tax of £1.1 million)	—	—	(4.3)	—
Other comprehensive loss for the period	(39.2)	(15.5)	(13.9)	(19.0)
Total comprehensive income for the period	37.9	40.0	148.2	98.7

*These items may be reclassified to the income statement if certain conditions are met.

10 of 25

ARM Holdings plc

Consolidated cash flow statement - IFRS

	Six months	Six months
	ended	ended
	30 June 2015	30 June 2014
	Unaudited	Unaudited
	£m	£m
Operating activities
Profit before tax	198.1	146.0
Investment income (net of interest payable and similar charges)	(6.1)	(5.7)
Share of results of joint venture	1.8	1.3
Profit from operations	193.8	141.6
Depreciation and amortisation of property, plant, and equipment, and intangible assets	19.8	17.0
Compensation charge in respect of share-based payments	33.5	31.0
Profit on disposal of available-for-sale financial assets	(5.3)	—
Provision for doubtful debts	(0.1)	0.2
Non-cash foreign currency gains and losses	(0.5)	(1.4)
Movement in fair value of currency exchange contracts	(9.0)	2.2
Movement in fair value of embedded derivatives	3.3	1.7
Changes in working capital:
Accounts receivable	0.7	14.5
Inventories	0.8	0.2
Prepaid expenses and other assets	(10.0)	(7.1)
Accounts payable	(1.2)	—
Deferred revenue	(18.5)	(30.9)
Accrued and other liabilities	(1.2)	(23.6)

Cash generated by operations before tax	206.1	145.4
Income taxes paid	(35.7)	(15.2)

Net cash from operating activities	170.4	130.2

Investing activities
Interest received	3.7	7.0
Purchases of property, plant and equipment	(12.6)	(10.9)
Proceeds on disposal of property, plant and equipment	—	0.4
Purchases of other intangible assets	(7.0)	(9.4)
Purchases of available-for-sale financial assets	(3.0)	(1.9)
Proceeds on disposal of available-for-sale financial assets	5.1	1.9
Purchase of short and long-term deposits	(42.8)	(40.8)
Increase in net investment in joint venture (see note 8)	(1.0)	—
Provision of loan to joint venture (see note 8)	(1.8)	—
Purchases of subsidiaries, net of cash acquired	(2.5)	(11.3)

Net cash used in investing activities	(61.9)	(65.0)

Financing activities
Proceeds received on issuance of shares	—	2.4
Proceeds received on issuance of shares from treasury	3.0	—
Purchase of own shares	(45.2)	(12.1)
Dividends paid to shareholders	(63.5)	(50.7)
Repayment of borrowings	—	(1.2)
Repayment of finance lease liabilities	(2.7)	(3.7)

Net cash used in financing activities	(108.4)	(65.3)

Net increase/(decrease) in cash and cash equivalents	0.1	(0.1)
Cash and cash equivalents at beginning of period	54.1	43.8
Effect of foreign exchange rate changes	(0.8)	(0.6)
Cash and cash equivalents at end of period	53.4	43.1

11 of 25

ARM Holdings plc

Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share			Cumulative
	Share	premium	Capital	option	Retained	Revaluation	translation
	capital	account	reserve *	reserve**	earnings	reserve***	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2014 (audited)	0.7	18.1	354.3	61.4	820.6	—	56.3	1,311.4
Profit for the period	—	—	—	—	117.7	—	—	117.7
Other comprehensive loss:
Currency translation adjustment	—	—	—	—	—	—	(19.0)	(19.0)
Total comprehensive income/(loss) for the period (H1 2014)	—	—	—	—	117.7	—	(19.0)	98.7
Shares issued on exercise of share options and awards	—	2.4	—	—	—	—	—	2.4
Dividends (see note 6)	—	—	—	—	(50.7)	—	—	(50.7)
Purchase of own shares	—	—	—	—	(12.1)	—	—	(12.1)
Credit in respect of employee share schemes	—	—	—	—	31.0	—	—	31.0
Movement on tax arising on share options and awards	—	—	—	—	(2.6)	—	—	(2.6)
	—	2.4	—	—	(34.4)	—	—	(32.0)
At 30 June 2014 (unaudited)	0.7	20.5	354.3	61.4	903.9	—	37.3	1,378.1

At 1 January 2015 (audited)	0.7	24.9	354.3	61.4	991.8	4.3	90.9	1,528.3
Profit for the period	—	—	—	—	162.1	—	—	162.1
Other comprehensive loss:
Currency translation adjustment	—	—	—	—	—	—	(9.6)	(9.6)
Unrealised holding gain on available-for-sale financial assets reclassified to income statement (net of tax of £1.1 million)	—	—	—	—	—	(4.3)	—	(4.3)
Total comprehensive income/(loss) for the period (H1 2015)	—	—	—	—	162.1	(4.3)	(9.6)	148.2
Dividends (see note 6)	—	—	—	—	(63.5)	—	—	(63.5)
Purchase of own shares	—	—	—	—	(45.2)	—	—	(45.2)
Proceeds from sale of own shares	—	—	—	—	3.0	—	—	3.0
Credit in respect of employee share schemes	—	—	—	—	33.5	—	—	33.5
Movement on tax arising on share options and awards	—	—	—	—	3.5	—	—	3.5
	—	—	—	—	(68.7)	—	—	(68.7)
At 30 June 2015 (unaudited)	0.7	24.9	354.3	61.4	1,085.2	—	81.3	1,607.8

* Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985. The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. This capital reserve is clearly distinguished from the share premium arising on share issues.

** Share option reserve. The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

*** Revaluation reserve. The Group includes on its balance sheet equity investments that are not publicly traded, which are classified as available-for-sale financial assets. These are carried at fair value. Unrealised holding gains or losses on such investments are included, net of related taxes, within the revaluation reserve (except where there is evidence of permanent impairment, in which case losses would be recognised within the income statement). Any unrealised gains within this reserve are undistributable. Unrealised holding gains in the revaluation reserve are recycled to the income statement on disposal of the available-for-sale financial asset to which they relate.

12 of 25

Notes to the Financial Information

(1) Basis of preparation and accounting policies

The financial information prepared in accordance with the Group's IFRS accounting policies (consistent with those stated in the financial statements for the year ended 31 December 2014) comprises the consolidated balance sheets at 30 June 2015 and 31 December 2014, consolidated income statements and consolidated statements of comprehensive income for the three months and six months ended 30 June 2015 and 2014, and consolidated cash flow statements and consolidated statements of changes in shareholders’ equity for the six months ended 30 June 2015 and 2014, together with related notes. This condensed set of consolidated interim financial information for the six months ended 30 June 2015 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with IAS 34, “Interim Financial Reporting”, as adopted by the European Union. This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2014, which have been prepared in accordance with IFRSs as adopted by the European Union.

New standards, amendments and interpretations

There are no new or amended interpretations or standards effective for the financial year commencing 1 January 2015, that have had a material impact on the Group.

Critical accounting estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2014, with the exception of changes in estimates that are required in determining the provision for income taxes, as these are accrued using the tax rate that would be applicable to expected annual profit.

(2) Going concern

After dividend payments of £63.5 million and share buy-backs of £45.2 million made in the first six months of 2015, the highly cash generative nature of the business enabled the Group to increase its cash, cash equivalents and short- and long-term deposits balance to £903.8 million (net of accrued interest of £6.8 million) at 30 June 2015 from £861.7 million at the start of the year (net of accrued interest of £4.6 million).

After reviewing the 2015 budget and longer-term plans, and having re-assessed the principal risks, the directors are satisfied that it is appropriate to adopt the going concern basis in preparing this condensed set of consolidated interim financial information of the Group.

(3) Financial risk management

(3.1) Financial risk factors

The Group’s operations expose it to a variety of financial risks that include currency risk, interest rate risk, securities price risk, credit risk and liquidity risk. This condensed set of consolidated interim financial information does not include all financial risk management information and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2014.

There have been no changes to the risk management policy since the year ended 31 December 2014.

(3.2) Valuation hierarchy

The Group classifies its financial instruments as follows: level 1 instruments are those valued using unadjusted quoted prices in active markets for identical instruments; level 2 instruments are those valued using techniques based significantly on observable market data; and level 3 instruments are those valued using information other than observable market data.

The Group has a team that performs the valuations of financial assets required for financial reporting purposes, including level 3 fair values.

The fair value of accounts and other receivables, other current financial assets, cash and cash equivalents, short- and long-term deposits, and accounts and other payables approximate to their carrying amount.

As at 30 June 2015, the Group’s financial instrument assets consisted of currency exchange contracts at fair value through the income statement (level 2) of £4.1 million (31 December 2014: liability of £4.8 million) and available-for-sale financial assets (level 3) of £13.0 million (31 December 2014: £23.7 million). All available-for-sale financial assets are non-current.

As at 30 June 2015, the Group’s financial instrument liabilities consisted of embedded derivatives (level 2) of £0.7 million (31 December 2014: asset of £2.6 million). The Group had no level 1 financial instruments as at 30 June 2015 (31 December 2014: £nil).

13 of 25

(3) Financial risk management (continued)

(3.2) Valuation hierarchy (continued)

There were no transfers between levels for the period. The Group’s policy is to recognise transfers into and out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Level 2 currency exchange contracts comprise forward exchange contracts and foreign currency options. The fair value of the forward exchange contracts is determined using forward exchange rates as quoted in an active market. The fair value of foreign currency options is based upon valuations performed by management and the respective banks holding the currency instruments.

Level 2 embedded derivatives are fair valued using forward exchange rates that are quoted in an active market.

Level 3 available-for-sale financial assets consist of unlisted equity investments and other current investments. The estimated fair value of the unlisted equity investments approximates to cost less any permanent diminution in value (based on management’s estimate of forecast profitability and achievement of set objectives by the relevant entity), except where independent valuation information is obtained, for example, through the occurrence of funding or other transactions in the relevant entity's equity instruments. Whilst it is conceivable that a key assumption in the Level 3 calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in a significant change in fair value.

There have been no changes in valuation techniques during the period ended 30 June 2015.

Available-for-sale financial assets (current and non-current)	Six months ended 30 June 2015	Year ended 31 December 2014
	£m	£m
Opening fair value	23.7	15.1
Additions	3.0	5.0
Disposals	(14.2)	(1.2)
Foreign exchange translation	0.5	0.4
Revaluation recognised through other comprehensive income	—	5.4
Impairment recognised through income statement within general and administrative expenses	—	(1.0)
Closing fair value	13.0	23.7

Included within the £14.2 million disposals noted in the above table were £8.8 million ($12.9 million) of convertible loan notes in Sunrise Micro Devices, Inc. which were converted on acquisition on 15 April 2015 (see note 9).

(4) Share-based payment costs

Included within the consolidated income statement for the quarter ended 30 June 2015 are share-based payment costs (including related payroll taxes and excluding those classified as restructuring costs in note 5 below) of £17.9 million (2014: £14.8 million), allocated £0.5 million (2014: £0.5 million) in cost of revenues, £11.8 million (2014: £9.8 million) in research and development expenses, £3.0 million (2014: £2.4 million) in sales and marketing expenses and £2.6 million (2014: £2.1 million) in general and administrative expenses.

Included within the consolidated income statement for the six months ended 30 June 2015 are total share-based payment costs (including related payroll taxes and excluding those classified as restructuring costs in note 5 below) of £37.2 million (2014: £29.9 million), allocated £1.1 million (2014: £0.9 million) in cost of revenues, £24.3 million (2014: £19.6 million) in research and development expenses, £6.3 million (2014: £5.1 million) in sales and marketing expenses and £5.5 million (2014: £4.3 million) in general and administrative expenses.

(5) Restructuring costs

Included within the consolidated income statement for the quarter ended 30 June 2014 is a restructuring charge of £8.4 million, following a review of the skills and capabilities of groups across the business during which approximately 130 people left the Group. The restructuring charge includes total accelerated share-based payment costs (including related payroll taxes) of £3.4 million, which have been excluded from note 4 above. There were no restructuring costs in the quarter ended 30 June 2015 or in the six months ended 30 June 2015.

14 of 25

(6) Dividends

	Six months ended 30 June 2015	Six months ended 30 June 2014
	£m	£m
Final dividend 2013 paid at 3.60 pence per share	—	50.7
Final dividend 2014 paid at 4.50 pence per share	63.5	—
	63.5	50.7

In respect of the year to 31 December 2015, the directors are declaring an interim dividend of 3.15 pence per share (an estimated cost of £44 million). This interim dividend will be paid on 5 October 2015 to shareholders who are on the register of members on 4 September 2015.

(7) Accrued and other liabilities

Included within accrued and other liabilities is £8.9 million (31 December 2014: £12.8 million) relating to the provision for payroll taxes on share awards, and £10.4 million (31 December 2014: £19.3 million) relating to employee bonus and sales commission provisions.

(8) Related party transactions/Investment in joint venture

During the six months ended 30 June 2015 the Group incurred subscription costs of £7.0 million from Linaro Limited, an associated company of the Group, representing the committed aggregate contributions to Linaro for the next two years. In respect of the subscription fees, the Group was invoiced £2.2 million during the six months to 30 June 2015 (2014: £2.0 million). As at 30 June 2015, £1.1 million (2014: £1.0 million) was owing to Linaro.

In addition, the Group provided consulting and other services to Linaro amounting to £0.7 million (2014: £0.6 million). All fees have been charged in accordance with the terms of the agreement. As at 30 June 2015, £0.4 million (2014: £0.3 million) was owed to the Group.

In 2012 the Group invested £7.5 million ($12 million) in a joint venture, Trustonic Limited, with a further investment during 2013 amounting to £3.7 million (€4.4 million), maintaining a 40% shareholding. The other two joint venture parties each owned 30% of the joint venture. With the establishment of industry standards and demand for security enhanced services, the focus of Trustonic is to accelerate the wide deployment of secure, smart devices.

The joint venture was reorganised in May 2015 such that the shareholding of one party has been acquired by the other two joint venture members. The joint venture is now controlled and owned equally by ARM and one other party, both with 50% shareholdings as at 30 June 2015. The reorganisation generated goodwill of £1.4 million which is included in the Group’s investment carrying value below of £2.2 million.

	Six months ended 30 June 2015	Year ended 31 December 2014
Investment in joint venture	£m	£m

Balance at start of period	3.0	6.5
Net additional investment from joint venture reorganisation	1.0	—
Share of results for the period	(1.8)	(3.5)
Balance at end of the period	2.2	3.0

In addition, the Group is owed a balance of £1.8 million from Trustonic at 30 June 2015. £0.8 million is in respect of a loan which is repayable within the next three months, with the remaining £1.0 million being other amounts receivable from Trustonic.

No other related party transactions have occurred in the six months to 30 June 2015.

15 of 25

(9) Acquisitions

Two acquisitions were made in the six months to 30 June 2015: Wicentric, Inc, acquired on 5 February 2015 for consideration of $3.2 million and Sunrise Micro Devices, Inc (“SMD”), acquired on 15 April 2015 for consideration of $14.6 million.

Wicentric is a Bluetooth® Smart stack and profile provider and SMD is a provider of sub-one volt radio intellectual property (IP). The IP of both companies will be integrated to form a portfolio that will complement ARM’s existing processor and physical IP, targeting end markets requiring low-power wireless communications such as the Internet of Things (IoT).

For these reasons, combined with the ability to hire the workforce of Wicentric and SMD, including the founders and the management team, the Group paid a premium for the company giving rise to goodwill. All intangible assets were recognised at their fair values, with the residual excess over net assets being recognised as goodwill.

The following table summarises the consideration and provisional fair values of the assets acquired and liabilities assumed at the date of each acquisition.

	Wicentric		SMD
	£m	$m	£m	$m
Cash, accounts receivable, other receivables, property, plant and equipment	0.2	0.3	0.7	1.1
Intangible assets	0.4	0.6	4.6	6.7
Accrued and other liabilities	(0.1)	(0.2)	(0.5)	(0.7)
Deferred tax liabilities	(0.1)	(0.2)	(1.7)	(2.5)
Net assets acquired	0.4	0.5	3.1	4.6
Goodwill	1.8	2.7	6.8	10.0
Consideration	2.2	3.2	9.9	14.6

The full consideration was paid in cash for Wicentric. The majority of the consideration for SMD consisted of convertible loan notes (and interest accrued) with a fair value of £9.2 million ($13.5 million), with the remainder of the consideration settled in cash. All transaction expenses incurred by the Group have been charged to the income statement.

(10) Financial contingencies

It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Group typically provides such indemnification to its licensees. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group.

16 of 25

(11) Non-GAAP measures

The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude intangible amortisation and acquisition-related charges, share-based payment costs, share of results of joint venture, restructuring charges, impairment of available-for-sale financial assets, exceptional IP indemnity and similar charges, and Linaro-related charges. Full reconciliations of Q2 2015, Q2 2014, H1 2015 and H1 2014, are shown in notes 11.8 to 11.11. All figures in £’million unless otherwise stated.

Summary normalised figures	Q2 2015	Q2 2014	Q1 2015	H1 2015	H1 2014

Revenues	228.5	187.1	227.5	456.0	373.7
Revenues ($m)	357.1	309.6	348.2	705.2	614.8
ARM’s effective exchange rate ($/£)	1.56	1.65	1.53	1.55	1.64

Gross margin	96.3%	95.8%	95.6%	96.0%	95.7%
Operating expenses	99.3	87.7	100.0	199.3	171.9
Profit from operations	120.8	91.5	117.5	238.3	185.6
Operating margin	52.9%	48.9%	51.7%	52.3%	49.7%

Profit before tax	123.9	94.2	120.5	244.4	191.3
Earnings per share (diluted)	7.3p	5.4p	7.1p	14.4p	11.0p

Cash (net of accrued interest)	903.8	746.4	921.8	903.8	746.4
Normalised cash generation	93.3	86.7	68.5	161.8	126.7

	(11.1)	(11.2)
	30 June 2015	31 December 2014

Cash and cash equivalents	53.4	54.1
Short-term deposits and similar instruments	672.5	620.8
Long-term deposits and similar instruments	184.7	191.4
Less: Interest accrued	(6.8)	(4.6)
Total net cash	903.8	861.7

	(11.3)	(11.4)	(11.5)	(11.6)	(11.7)
	Q2 2015	Q2 2014	Q1 2015	H1 2015	H1 2014

Cash at end of period (as above)	903.8	746.4	921.8	903.8	746.4
Less: cash at beginning of period	(921.8)	(735.6)	(861.7)	(861.7)	(706.3)
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	1.6	10.6	(1.2)	0.4	12.5
Add back: Cash outflow from loan to joint venture	1.0	−	0.8	1.8	−
Add back: Cash outflow from investment in joint venture	1.0	−	−	1.0	−
Add back: Cash outflow from acquisition-related charges	0.7	0.9	0.8	1.5	1.4
Add back: Cash outflow from restructuring charges	−	2.7	−	−	2.7
Add back: Cash outflow from payment of dividends	63.5	50.7	−	63.5	50.7
Add back: Cash outflow from purchase of own shares	45.2	12.1	−	45.2	12.1
Add back: Cash outflow from share-based payroll taxes	0.4	0.3	7.2	7.6	7.8
Add back: Cash outflow from payments related to Linaro	0.9	0.9	0.8	1.7	1.8
Less: Cash inflow from exercise of share options and awards	(3.0)	(2.3)	−	(3.0)	(2.4)
Normalised cash generation	93.3	86.7	68.5	161.8	126.7

17 of 25

(11.8) Normalised income statement for Q2 2015

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation and acquisition related charges	Loss on disposal of investments	Linaro-related charges and share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	228.5	−	228.5	−	−	−	228.5

Cost of revenues	(8.4)	(0.5)	(8.9)	−	−	−	(8.9)

Gross profit	220.1	(0.5)	219.6	−	−	−	219.6

Research and development	(51.1)	(11.8)	(62.9)	(2.6)	−	−	(65.5)
Sales and marketing	(21.1)	(3.0)	(24.1)	−	−	−	(24.1)
General and administrative	(27.1)	(2.6)	(29.7)	(0.6)	(0.4)	(7.0)	(37.7)
Total operating expenses	(99.3)	(17.4)	(116.7)	(3.2)	(0.4)	(7.0)	(127.3)

Profit from operations	120.8	(17.9)	102.9	(3.2)	(0.4)	(7.0)	92.3

Investment income, net	3.1	−	3.1	−	−	−	3.1
Share of results of joint venture	−	−	−	−	−	(0.7)	(0.7)

Profit before tax	123.9	(17.9)	106.0	(3.2)	(0.4)	(7.7)	94.7
Tax	(20.3)	0.9	(19.4)	0.3	0.1	1.4	(17.6)

Profit for the period	103.6	(17.0)	86.6	(2.9)	(0.3)	(6.3)	77.1

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,422.1		1,422.1				1,422.1
Earnings per share – pence	7.28		6.08				5.42

ADSs outstanding (millions)	474.0		474.0				474.0
Earnings per ADS – cents	34.36		28.70				25.56

18 of 25

(11.9) Normalised income statement for Q2 2014

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation and acquisition related charges	Restruc- turing charges	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	187.1	−	187.1	−	−	−	187.1

Cost of revenues	(7.9)	(0.5)	(8.4)	−	−	−	(8.4)

Gross profit	179.2	(0.5)	178.7	−	−	−	178.7

Research and development	(39.7)	(9.8)	(49.5)	(2.5)	−	−	(52.0)
Sales and marketing	(19.8)	(2.4)	(22.2)	(0.1)	−	−	(22.3)
General and administrative	(28.2)	(2.1)	(30.3)	(0.4)	(8.4)	−	(39.1)
Total operating expenses	(87.7)	(14.3)	(102.0)	(3.0)	(8.4)	−	(113.4)

Profit from operations	91.5	(14.8)	76.7	(3.0)	(8.4)	−	65.3

Investment income, net	2.7	−	2.7	−	−	−	2.7
Share of results of joint venture	−	−	−	−	−	−	−

Profit before tax	94.2	(14.8)	79.4	(3.0)	(8.4)	−	68.0
Tax	(17.2)	1.9	(15.3)	0.8	2.0	−	(12.5)

Profit for the period	77.0	(12.9)	64.1	(2.2)	(6.4)	−	55.5

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,418.2		1,418.2				1,418.2
Earnings per share – pence	5.43		4.52				3.91

ADSs outstanding (millions)	472.7		472.7				472.7
Earnings per ADS – cents	27.83		23.19				20.06

19 of 25

(11.10) Normalised income statement for H1 2015

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation and acquisition related charges	Profit on disposal of investments	Linaro-related charges and share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	456.0	−	456.0	−	−	−	456.0

Cost of revenues	(18.4)	(1.1)	(19.5)	−	−	−	(19.5)

Gross profit	437.6	(1.1)	436.5	−	−	−	436.5

Research and development	(98.9)	(24.3)	(123.2)	(4.8)	−	−	(128.0)
Sales and marketing	(42.7)	(6.3)	(49.0)	−	−	−	(49.0)
General and administrative	(57.7)	(5.5)	(63.2)	(0.8)	5.3	(7.0)	(65.7)
Total operating expenses	(199.3)	(36.1)	(235.4)	(5.6)	5.3	(7.0)	(242.7)

Profit from operations	238.3	(37.2)	201.1	(5.6)	5.3	(7.0)	193.8

Investment income, net	6.1	−	6.1	−	−	−	6.1
Share of results of joint venture	−	−	−	−	−	(1.8)	(1.8)

Profit before tax	244.4	(37.2)	207.2	(5.6)	5.3	(8.8)	198.1
Tax	(39.6)	2.5	(37.1)	0.8	(1.1)	1.4	(36.0)

Profit for the period	204.8	(34.7)	170.1	(4.8)	4.2	(7.4)	162.1

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,422.0		1,422.0				1,422.0
Earnings per share – pence	14.40		11.96				11.40

ADSs outstanding (millions)	474.0		474.0				474.0
Earnings per ADS – cents	67.95		56.42				53.78

20 of 25

(11.11) Normalised income statement for H1 2014

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation and acquisition related charges	Restructuring charges	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	373.7	−	373.7	−	−	−	373.7

Cost of revenues	(16.2)	(0.9)	(17.1)	−	−	−	(17.1)

Gross profit	357.5	(0.9)	356.6	−	−	−	356.6

Research and development	(79.5)	(19.6)	(99.1)	(5.0)	−	−	(104.1)
Sales and marketing	(40.2)	(5.1)	(45.3)	(0.1)	−	−	(45.4)
General and administrative	(52.2)	(4.3)	(56.5)	(0.6)	(8.4)	−	(65.5)
Total operating expenses	(171.9)	(29.0)	(200.9)	(5.7)	(8.4)	−	(215.0)

Profit from operations	185.6	(29.9)	155.7	(5.7)	(8.4)	−	141.6

Investment income, net	5.7	−	5.7	−	−	−	5.7
Share of results of joint venture	−	−	−	−	−	(1.3)	(1.3)

Profit before tax	191.3	(29.9)	161.4	(5.7)	(8.4)	(1.3)	146.0
Tax	(35.0)	3.2	(31.8)	1.5	2.0	−	(28.3)

Profit for the period	156.3	(26.7)	129.6	(4.2)	(6.4)	(1.3)	117.7

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,418.1		1,418.1				1,418.1
Earnings per share – pence	11.02		9.14				8.30

ADSs outstanding (millions)	472.7		472.7				472.7
Earnings per ADS – cents	56.55		46.88				42.58

21 of 25

Statement of directors’ responsibilities

The directors confirm that these condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

•	an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

The directors of ARM Holdings plc are listed in the ARM Holdings plc Annual Report for the year ended 31 December 2014, with the exception of one change in the period: Tim Score retired on 30 June 2015.

By order of the Board

21 July 2015

Simon Segars

Chief Executive Officer

22 of 25

Independent review report to ARM Holdings plc

Our conclusion

We have reviewed the condensed consolidated interim financial statements, defined below, in the half-yearly financial report of ARM Holdings plc for the six months ended 30 June 2015. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed

The condensed consolidated interim financial statements, which are prepared by ARM Holdings plc, comprise:

the consolidated balance sheet as at 30 June 2015;

the consolidated income statement and consolidated statement of comprehensive income for the six month period then ended;

the consolidated cash flow statement for the six month period then ended;

the consolidated statement of changes in shareholders’ equity for the six month period then ended; and

the explanatory notes to the financial information.

As disclosed in note 1, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The condensed consolidated interim financial statements included in the half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

What a review of condensed consolidated financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

Responsibilities for the condensed consolidated interim financial statements and the review

Our responsibilities and those of the directors

The half-yearly financial report, including the condensed consolidated interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

23 of 25

Independent review report to ARM Holdings plc

Our responsibilities and those of the directors (continued)

Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
21 July 2015
London

Notes:

(a)	The maintenance and integrity of the ARM Holdings plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

24 of 25

Notes

The results shown for Q2 2015, Q1 2015, Q2 2014, H1 2015, and H1 2014 are unaudited. The results shown for FY 2014 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2014 were approved by the Board of directors on 17 February 2015 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q2 2015 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2014 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2014.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 12) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the Company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; Sunrise Micro Devices Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Electronic Technology (Shanghai) Co. Ltd; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; ARM Sweden AB; ARM Finland Oy; Geomerics Ltd; ARM Ireland Ltd; ARM Hungary Kft; and Offspark BV.

25 of 25